X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2007 DEC 17 A 9:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DELIVERED BY MAIL

07028660

December 5, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

SUPPL

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

You will find enclosed :

- A News Release for X-Cal Resources Ltd. dated December 5, 2007
- A Material Change Report dated December 5, 2007

Sincerely,

X-CAL RESOURCES LTD.

PROCESSED
DEC 20 2007
THOMSON FINANCIAL

Sharon MacLellan

cws/encl

X-Cal Resources Ltd.

RECEIVED
2007 DEC 17 A 9:
CORPORATE ...

TSX/XCL **December 5, 2007**

News Release

SONIC DRILLING COMPLETED ON SCHEDULE

X-CAL Resources is pleased to announce completion of the Sonic Drill Program at the Sleeper Mine Site, located in Humboldt County Nevada, on schedule.

Forty drill holes on Heap Leach Pads #1 thru #4 have drawn approximately 20 tons of new sample material from the aboveground stockpile for testing at Kappes Cassiday & Associates in Reno.

Ongoing test work at Kappes Cassiday (KCA) is designed to verify the gold and silver content of the pads and determine potential recovery rates.

Assays from the Sonic Drill Program are pending.

MINERAL INVENTORY

Testing of the Leach Pad materials at Sleeper is one part of the mineral inventory program.

In November, data from 605 (six hundred and five) drill holes for three in-ground mine site area targets was submitted to qualified independents, as part of the inventory process: West Wood Area, Facilities North Area and Facilities South Area (see November 13, 2007 Press Release).

Mine Development Associates (MDA) will head mineral inventory calculations.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements
This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

December 05, 2007

3. **Press Release**

A Press release was disseminated on December 05, 2007.

4. **Summary of Material Change**

The Sonic Drill Program at the Sleeper Mine Site has been completed on schedule. Forty drill holes on Heap Leach Pads #1 thru #4 have drawn approximately 20 tons of new sample material from the aboveground stockpile for testing at Kappes Cassiday & Associates in Reno. Ongoing test work is designed to verify the gold and silver content of the pads and determine potential recovery rates. Testing of the Leach Pad materials at Sleeper is one part of the mineral inventory program. Mine Development Associates (MDA) will head mineral inventory calculations.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on December 05, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL | **News Release** | **December 05, 2007**

SONIC DRILLING COMPLETED ON SCHEDULE

X-CAL Resources is pleased to announce completion of the Sonic Drill Program at the Sleeper Mine Site, located in Humboldt County Nevada, on schedule.

Forty drill holes on Heap Leach Pads #1 thru #4 have drawn approximately 20 tons of new sample material from the aboveground stockpile for testing at Kappes Cassiday & Associates in Reno.

Ongoing test work at Kappes Cassiday (KCA) is designed to verify the gold and silver content of the pads and determine potential recovery rates.

Assays from the Sonic Drill Program are pending.

MINERAL INVENTORY

Testing of the Leach Pad materials at Sleeper is one part of the mineral inventory program.

In November, data from 605 (six hundred and five) drill holes for three in-ground mine site area targets was submitted to qualified independents, as part of the inventory process: West Wood Area, Facilities North Area and Facilities South Area (see November 13, 2007 Press Release).

Mine Development Associates (MDA) will head mineral inventory calculations.

The contents of this release have been reviewed by Robert Thomason, *M.Sc.* and Larry Kornze, *P.Eng.*, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no

obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END